EXHIBIT 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended
	March 31,
	2008	2007
Earnings:
Income from continuing operations before income taxes and minority interest	$33,409	$10,935
Adjustments:
Fixed charges	10,949	11,209
Loss from equity investees	35	37
Amortization of capitalized interest	46	10
Capitalized interest	(401)	(374)
	$44,038	$21,817

Fixed Charges:
Interest expense	$10,087	$9,993
Portion of rental expense representative of interest	461	842
Capitalized interest	401	374
	$10,949	$11,209

Ratio of earnings to fixed charges	4.02	1.95